Exhibit (d)(5)

Quest Diagnostics Incorporated

3 Giralda Farms Madison, NJ 07940 Phone: 973-520-2175

March 17, 2011

Mr. Michael Mercer
c/o Celera Corporation
VIA – e-mail

Dear Michael:

We are very pleased that we have reached agreement to bring Celera Corporation into the Quest Diagnostics (“Quest” or “Quest Diagnostics”) family. We are very much interested in retaining you in the organization in a role that will reflect your duties in this new environment, somewhat changed from that of Celera as a publicly traded company.

We will construct your employment terms and conditions recognizing your current compensation package, the Executive Change in Control Plan of Celera, as amended through the date hereof (the “CIC Plan”), and the free-standing business plans of Celera as presented to us in January, 2011.

Below, I have outlined the terms and conditions of the offer for your new position. After reviewing the contents of this letter, please indicate your acceptance by signing both copies of the letter and returning one copy to my attention. You will be employed as Vice President and General Manager, Berkeley Heart Laboratory, reporting to Kathy Ordonez in her role as Senior Vice President of Quest Diagnostics.

EFFECTIVE DATE

This Agreement shall become effective upon the Effective Time (as defined in the merger agreement between Quest and Celera), and Executive’s employment under this Agreement shall commence on the date of the Effective Time (the “Effective Date”). In the event that the transactions contemplated in the merger agreement are abandoned, or in the event that the closing does not occur for any other reason, this Agreement shall be null and void and shall have no force and effect.

SETTLEMENT PAYMENT

You will receive a one-time payment in an amount equal to 67% of the calculated payment you would be eligible to receive under the CIC Plan had your employment terminated on the date of close of the transaction, to be paid in a single lump sum in the second payroll period following the Effective Date, subject to all applicable deductions and withholding, and contingent upon your execution of a release/waiver of claims in favor of Quest and Celera in substantially the form attached hereto as Exhibit A, and such release/waiver of claims becoming nonrevocable as of the Effective Date. You hereby agree and acknowledge that you shall not be entitled to any other payment or benefit, pursuant to the CIC Plan or any other employment or severance agreement or arrangement, in connection with your termination of employment, other than payment of salary and benefits that have accrued as of the Effective Date.

BASE SALARY

Your base salary will be $350,000.00, equivalent to $13,461.53 payable on a bi-weekly basis. For 2011, your salary will be adjusted per the amount communicated during the merit review process currently underway with Celera Corporation. From 2012 on, you will be on the practices of Quest Diagnostics.

ANNUAL INCENTIVE PLAN

You will be eligible to participate in the Management Incentive Plan Compensation Plan (“MIP”). Your MIP target level will be 40% of your “Eligible Base Earnings” for the fiscal year.

MIP is designed to reward employees at Quest Diagnostics for financial, business and individual performance. Any incentive payment should occur shortly after the end of the fiscal year (but no later than March 15th of the year following the year to which the MIP payment relates). Further specifics about the actual terms of this benefit will be provided to you in a separate document as we are able to build the MIP program around the framework of the Celera Corporation, Business Plan. In general, payouts under the MIP program are based 15% on corporate EPS, 65% on business unit financials and 20% on MBOs (management by objectives).

SPECIAL LONG-TERM INCENTIVE OPPORTUNITY

The residual 33% of your payment under the CIC Plan will be re-positioned as a grant under our long-term incentive plan (the “Parent Restricted Stock Award”) that is built around the 3-year financials for Celera as presented through 2013. The award will be denominated in Performance Shares and will be paid on or prior to March 15, 2014 on a scale of 0X to 2X in accordance with performance against those financials. The Parent Restricted Stock Award shall vest and the restrictions thereon shall lapse, subject to (i) your continued employment with Quest or one of its Affiliates on the third anniversary of the date of grant and (ii) the achievement of performance metrics (as determined by Quest) relating to the effective integration and growth of the business for which you are responsible. The Parent Restricted Stock Award shall be granted pursuant to and subject to the terms of the Quest Diagnostics Employee Long-Term Incentive Plan (“ELTIP”) and a restricted stock award agreement to be entered into between Parent and you, using the basic form of equity grant document attached as Exhibit B revised as necessary to conform to the vesting and payment terms described herein. In the event that your employment is terminated either (a) by Quest without Cause, (b) by you for Good Reason, (c) as a result of your death or (d) as a result of your Permanent Disability, you shall be entitled to receive the Parent Restricted Stock Award at the time and to the extent that such amounts are payable to other participants in the program and subject to the satisfaction of the performance criteria for the award.

We believe this approach gives you significant potential upside in that an award in shares, priced at current trading levels, gives you the advantage of participating in the increased value of Quest Diagnostics common stock in addition to the opportunity to earn double the target award based on performance against plan.

LONG-TERM INCENTIVE PLAN

In this position, you will be considered equity eligible under the ELTIP. Your equity will be reviewed and approved by the Compensation Committee of the Board of Directors of Quest Diagnostics in February 2012 and your award will be commensurate with similarly positioned executives.

SPECIAL TERMINATION RELATED PROVISIONS

In the event your employment should be terminated by Celera or Quest not “for cause” during the period ending December 31, 2013, you will receive as a part of your termination payment (a) the full residual payment under the section above captioned “Special Long-Term Incentive Opportunity” at the time that such amounts are payable to other participants in the program, and (b) you will be nominated to the Compensation Committee of the Board of Directors to participate in the Company’s Senior Officer Severance Plan.

DEFINITIONS

For purposes of this letter, the following definitions shall apply:

“Cause” shall mean any of the following: (i) your willful and continued failure to perform your duties or your bad faith in connection with the performance of your duties, following written notice from Quest detailing the specific acts and a 30-day period of time to remedy such failure and such failure is not remedied; (ii) your engaging in any gross misconduct, gross negligence, violence or threat of violence that is materially injurious to Quest or any of its affiliates; (iii) your material breach of a policy of Quest or any of its affiliates, which breach is not remedied (if susceptible to remedy) following written notice by Quest detailing the specific breach and a 30-day period of time to remedy such breach; or (iv) your commission of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude involving Quest or any of its affiliates, or the engaging by you in conduct or misconduct that materially harms the reputation or financial position of Quest or any of its affiliates.

“Good Reason” shall mean the occurrence of any of the following without your prior written consent (i) a material diminution of your authority, duties or responsibilities from those reasonably appropriate to your education, experience and background that occurs after the Effective Date, (ii) a reduction of your base salary, annual bonus opportunity or annualized health care benefits or (iii) a relocation of your principal place of employment by more than 50 miles. You must provide notice to Quest of the existence of one or more of the conditions listed above, within a period not to exceed 90 days of the initial existence of such condition, and Quest shall have a period of 30 days to remedy the condition. If Quest is unable to remedy such condition within the 30 day cure period, you may terminate employment for Good Reason (which termination shall occur no later than 180 days following the initial existence of the applicable Good Reason condition). For the avoidance of doubt, you shall not have Good Reason to resign your employment under this Agreement on account of changes attributable to the consummation of the transactions contemplated by the merger agreement between Quest and Celera.

EMPLOYEE BENEFITS

We will continue the Celera Corporation benefit plans in which you participate and then begin a migration to the Quest Diagnostics plans as it makes financial sense to do so.

LIMITATION ON PAYMENTS.

Notwithstanding anything in this Agreement to the contrary, in the event that it shall be determined that any payment or distribution or benefit received or to be received by you pursuant to the terms of this Agreement or any other payment or distribution or benefit made or provided by Quest or Celera or any of their affiliates, to or for your benefit (whether pursuant to this Agreement or otherwise) (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code, then such benefits shall be payable either (A) in full, or (B) as to such lesser amount which would result in no portion of such benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of severance benefits under this agreement, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. All determinations required under this paragraph shall be made in writing by Quest’s independent public accountants, whose determination shall be final, conclusive and binding upon you and Quest for all purposes. For purposes of making the calculations required by this paragraph, the accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. All amounts payable to you under this paragraph shall be paid as soon as practicable after the event giving rise to payment of any excise tax under Section 4999 of the Code by you, but no later than the December 31 of the year next following the year in which you, or your employer on your behalf, remits the excise taxes due.

OTHER INFORMATION
This offer is expressly conditioned upon your waiving any rights under the Celera CIC Plan and, by signing below, you hereby agree to waive all such rights (contingent on the closing of the transactions contemplated by the merger agreement). In addition, it is contingent upon executing our standard Restrictive Covenant Agreement form attached hereto as Exhibit C. This letter constitutes an offer of employment at will, as Quest Diagnostics reserves the right to withdraw this offer at any time in its sole discretion. This letter agreement supersedes all prior arrangements and understandings between you and Celera or Quest, including without limitation the CIC Plan and the Offer Letter signed by Quest dated March 6, 2011.

This letter may be executed in one or more counterparts, which, together, shall constitute one and the same agreement.

In the meantime, please feel free to contact me at 973-520-2926 or Kathy Ordonez should you have any questions or requests.

Congratulations Michael, and I look forward to the ongoing contributions you will make to Celera and Quest Diagnostics.

Sincerely,

/s/ David W. Norgard
Accepted: /s/ Michael Mercer

Michael Mercer	Date

cc: Personnel File

Attachments:

Exhibit A: General Release
Exhibit B: Current Form of Parent Equity Award Agreement
Exhibit C: Restrictive Covenant Agreement